

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 12, 2017

David A. Morken
Chairman and Chief Executive Officer
Bandwidth.com, Inc.
900 Main Campus Drive
Raleigh, NC 27606

Re: **Bandwidth.com, Inc.**
        Draft Registration Statement on Form S-1
        Submitted August 16, 2017
        CIK No. 0001514416

Dear Mr. Morken:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   You state that you are a "controlled company." Please revise to disclose the identity of and percentage of your voting power controlled by your controlling stockholder.

Prospectus Summary

Overview, page 1

2.   Please provide us with support for your statement that you are "the leading cloud-based communications platform for enterprises."

3.   You disclose that your customers include, among others, Google, Microsoft, Dialpad, GoDaddy, Kipsu, Rover and ZipRecruiter. Please tell us whether the customers named in your prospectus are representative of your overall customer base and disclose the criteria used to select these customers.

4.   Please define your dollar-based net retention rate upon first use or provide a cross-reference to the section of the prospectus where the term is defined.

Our Market Opportunity, page 3

5.   Please revise your disclosure here and elsewhere to clarify whether Amazon's Alexa, Google's Assistant, Microsoft's Cortana, Apple's Siri and Facebook's M utilize your solutions.

Our Growth Strategy, page 5

6.   You disclose that you had a sales and marketing efficiency foundation of 181% in 2016. Please define this metric upon first use or provide a cross-reference to where the term is defined.

Summary Consolidated Financial Information, page 11

7.   Please consider providing pro forma per share information which assumes the completion of the Pre-IPO Reorganization.

Risk Factors, page 16

8.   Please include a risk factor addressing any material risks related to the super-majority voting provisions contained in your governing documents, as discussed on page 117 under Description of Capital Stock.

Risks Related to Our Business

If we are unable to increase the revenue that we derive from enterprises…, page 19

9.   You state that you currently generate a large portion of your revenue from enterprise customers and that you are the leading cloud-based communications platform for enterprises. Please disclose the percentage of your revenue generated by enterprise customers.

We may lose customers if we experience system failures…, page 29

10.   You state on page 82 that the enterprises you serve have enjoyed 99.9% network uptime since January 1, 2017. Please disclose whether you have experienced any material system failures during the periods covered by your financial statements.

Termination of relationships with key suppliers…, page 30

11.   Please include a discussion of the key terms of your material supplier agreements in an appropriate location of the prospectus, such as the business section. In addition to the critical business relationships you describe in this risk factor, we note references elsewhere to other agreements that appear to be material, such as your agreement with a telecommunications service provider that contains an annual minimum commitment of $1.2 million (page F-34). To the extent that other third-party agreements are material to your business, please revise to disclose their material terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 55

12.   You disclose that a single organization may constitute multiple unique active CPaaS customer accounts. Please tell us whether you monitor the number of organizations that are CPaaS customers in managing your business, and if so, provide this information for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

13.   On page 31 you discuss the risk that higher customer churn rates could adversely affect your revenue growth and business. Tell us whether you use any metrics to monitor customer churn, and if so, quantify such metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

14.   We note that your business depends on customers increasing their usage of your services and that your voice and messaging revenue increased during the periods presented due to growth in customer usage. We also note that your IP voice network supported approximately 27 billion minutes and 10 billion messages for the twelve months ended June 30, 2017. To promote a better understanding of how these metrics impact your CPaaS usage-based revenue, please disclose the number of minutes and messages for each period presented or advise. Refer to Item 303 of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Non-GAAP Financial Measures, page 56

15.   You disclose that you believe free cash flow provides information about the amount of cash generated from core operations that can be used for investing in your business.

Please revise your disclosures, both here and on page 14, to remove the implication that this measure represents the residual cash flows available for discretionary expenditures. Refer to Question 102.07 of our Non-GAAP Compliance and Disclosure Interpretations.

Key Components of Statements of Operations

Revenue, page 57

16.   On page 53 you disclose that you expect to continue to generate "other revenue" even as your legacy service revenues decline. Please tell us the amount of legacy service revenues for each period presented and revise to quantify, if material.

17.   You disclose that customers typically pay in advance for monthly recurring fees and setup fees. Please revise to clarify the typical timing for advanced billings, such as monthly, annually or in full at the beginning of the arrangement.

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017

Revenue, page 61

18.   You disclose several factors impacting your revenues, such as increased usage by existing customers, addition of new customers, and rate changes, without providing an indication of the extent to which fluctuations in revenues are attributable to such factors. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosure throughout MD&A as applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Cost of Revenue and Gross Margin, page 62

19.   You disclose CPaaS and total gross margin excluding the impact of depreciation and customer relations expense. Please tell us and revise to clarify why this presentation provides useful information to investors, specifically addressing customer relations expense that appears to be an integral part of your business model. Please also revise to clearly refer to these as non-GAAP measures. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(ii)(E) of Regulation S-K.

Liquidity and Capital Resources

Debt, page 68

20.   Please revise to clarify that KeyBanc, an underwriter in this offering, is one of the four lenders under the Credit and Security Agreement.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 70

21.   Please revise to briefly describe the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Letter from the Cofounder, page 76

22.   It appears that the reference in this letter to the number of companies you serve refers to the number of active CPaaS customer accounts as of June 30, 2017. Please revise to clarify this or advise.

Business

Overview, page 78

23.   We note that approximately 41% of your CPaaS revenue is from monthly flat fee arrangements, which are typically two to three years in length. Please disclose the dollar amount of backlog believed to be firm, separately disclosing the portion thereof not expected to be filled within the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Our Customers, page 84

24.   You disclose that no single customer represented more than 8% of your CPaaS revenue for the 12 months ended June 30, 2017. Please disclose how you define "customer" as it is unclear whether your definition of this term differs from your definition of active CPaaS customer accounts. Note that under Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer.

Executive Compensation

Narrative Disclosure to Summary Compensation Table

2016 Annual Incentive Compensation, page 98

25.   We note that your executive officers received non-equity incentive plan compensation for attaining certain company and individual performance goals. Please revise to include a general description of these company and individual performance goals. See Item 402(o)(5) of Regulation S-K.

Certain Relationships and Related Party Transactions

Transactions with Republic Wireless

Master Services Agreement, page 109

26.   You disclose that you are a party to a Master Services Agreement with Republic Wireless, a related party, pursuant to which Republic Wireless paid you $1.1 million for the six months ended June 30, 2017. Please file this agreement or advise. See Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

27.   Please revise to describe the extent to which you enter into multiple-element arrangements, whether the significant deliverables in these arrangements qualify as separate units of accounting, and the significant assumptions and methods used to determine the selling price for such elements. Refer to ASC 605-25-50-2.

28.   In your rollforward of the allowance for doubtful accounts on page F-22 you present increases to the allowance for CABS revenues as a reduction of revenue. Please revise to describe the nature of CABS revenues and your related revenue recognition policies, including how you determine this allowance and why it is recorded as a reduction of revenues. Tell us the amount of gross CABS revenues recognized during each period presented.

Accounts Receivable and Allowance for Doubtful Accounts, page F-10

29.   Please tell us how and when the allowance for doubtful accounts related to CABS revenue is reduced. Also, explain why there is a significant allowance for doubtful accounts compared to the size of accounts receivable.

Note 9. Redeemable Convertible Preferred Stock and Stockholders' Deficit, page F-27

30.   The conversion terms for the Series A preferred stock into Class A common stock appear to have been revised pursuant to the Pre-IPO Reorganization plan. Please tell us when you entered into the Pre-IPO Reorganization plan and clarify whether this plan was approved by the existing preferred shareholders. Also, revise, either here or in the subsequent events footnote, to include a discussion of your share structure under the Pre-IPO Reorganization. Also, please revise the forepart of the document to include an enhanced discussion of this plan.

Note 10. Stock Based Compensation, page F-30

31.   We note that you provide assumptions used in estimating grant date fair value of options. Please revise to provide the weighted average estimated fair value or a range of the estimated per share fair value of underlying common stock for the periods presented. Refer to ASC 718-10-50-2(f)(2).

Note 11. Commitments and Contingencies

Legal Matters, page F-34

32.   You state that you believe the ultimate resolution of the matters disclosed will not have a material adverse effect on your financial position of results of operations. Your disclosure does not appear to address reasonably possible losses in excess of amounts accrued, if any. Please revise to disclose an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Such disclosure may be provided in the aggregate. Refer to ASC 450-20-50-4(b).

Item 15. Recent Sales of Unregistered Securities, page II-2

33.   Please tell us whether the disclosed exercise prices for options granted to purchase shares of Old Class B common stock have been adjusted to reflect the allocation of value associated with the spin-off of Republic Wireless, or revise accordingly.

General

34.   You state that KeyBanc Capital Markets Inc. and certain of its affiliates are lenders and/or agents under your Credit and Security Agreement and that you may use proceeds

from this offering to repay amounts outstanding under the agreement. Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121. To the extent you revise your disclosure in response to this comment, please also include appropriate risk factor disclosure.

35. Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Michael Benjamin, Esq.
Latham & Watkins LLP